Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

July 13, 2005

Item 3

News Release

The press release was issued on July 13, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to report the first exploration results from its diamond exploration program located in the Kéniéba area of western Mali.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

July 13, 2005

NEVSUN RESOURCES LTD.

Per: “John A. Clarke”

John A. Clarke

Chief Executive Officer

N E W S R E L E A S E

RESULTS FROM NEVSUN’S DIAMOND EXPLORATION

PROGRAM IN MALI

July 13, 2005

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Two new kimberlites discovered

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Initial stream and loam samples contain microdiamonds

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Recent alluvial mining by local artisan miners contain diamonds up to 4 carats downstream from a cluster of kimberlite targets

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Results pending on 541 kimberlite and loam samples

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Results pending on several test pits to signature new kimberlites

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to report the first exploration results from its diamond exploration program located in the Kéniéba area of western Mali.  The license area is 175 square kilometers that surrounds and includes its Tabakoto and Segala gold mining licenses where the Company is currently in the final stages of construction of the Tabakoto Gold Mine that is scheduled for gold production in the fourth quarter of 2005.

HISTORY OF DIAMONDS IN MALI

Historically, alluvial diamonds have been produced from the Kéniéba area for over 50 years, mostly from artisan operations recovering gold.  Diamond production reported in the area is characterized by the occurrence of large, high quality stones including a 247 carat diamond that sold for US$3.8 million in 1993.  Other large diamonds of note that have been produced from within the Kéniéba area include stones weighing 137.5, 98, 82, 56 and 32 carats respectively.

The exploration area is part of the West African Craton and past exploration activities by others have included regional and detailed work by Selection Trust (1960’s), France’s BRGM, and a number of other local and international diamond exploration organizations, most recently in the mid to late 1990’s.  These programs confirmed the area as a kimberlite province and while over 24 kimberlite pipes and one dyke were located by past work none of those previously tested proved to be significantly diamondiferous, or be the apparent source for the alluvial diamonds found in many parts the area.

DIAMOND EXPLORATION COMPLETED BY NEVSUN

The diamond exploration work benefited from Nevsun’s extensive high quality exploration database assembled for gold exploration work in the area.

In 2003 and 2004 the Company completed:

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Compilation, review and reprocessing of historical data

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High resolution aeromagnetic survey

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Initial reconnaissance soil and stream sediment program

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Follow-up program of both geophysical and geochemical surveys

Nevsun’s work has included a compilation of all historical exploration data, completion of a high resolution aeromagnetic survey at a line spacing of 150 metres over most of the area (totaling 892 line km), the reprocessing of historical airborne geophysical data, and additional systematic stream sediment and overburden (loam) sampling of 407 samples including test pitting on known kimberlites, newly defined kimberlites and on specific geophysical targets.

Detailed gridding and ground magnetic surveys were completed by Taiga Consultants over 4 known kimberlites and over the first 9 high priority airborne magnetic targets which were chosen because they are directly associated with areas of known alluvial diamond production, or areas where past work by local artisans indicated diamonds had been found.

The initial reconnaissance stream sediment and loam sampling program of 407 samples was completed using IOS Services Geoscientifiques Inc. of Chicoutimi, Canada (“IOS’) to process, pick and probe the kimberlite indicator minerals defined during this program.  IOS recovered significant numbers of kimberlitic pyrope garnets, high magnesium picroilmenites and diamond inclusion composition chromite grains, encouraging the Company to proceed with an expanded program.  Four microdiamonds were also recovered.

The follow-up program included over 350 line kilometers of ground geophysical surveys carried out over 11 individual priority grids, and an additional 541 kimberlite and loam samples taken to test specific targets. These have been pre-sized in the field and have been sent to Mineral Services Laboratory in Vancouver, Canada. Test pitting was also completed on several high priority magnetic targets to identify new kimberlites.

DIAMOND EXPLORATION RESULTS

Two previously undiscovered kimberlite bodies have been located by manual test pitting on 14 priority geophysical anomalies.

Microdiamonds have been identified in samples from the stream sediment and loam sampling program.

Elsewhere in the exploration area diamonds ranging from 0.1 up to 4 carats in size have been recently found in alluvial workings by local artisan miners on Nevsun’s property down stream from a cluster of kimberlite targets scheduled for detailed follow up work. Pictures of these diamonds can be viewed on the Company’s web site (www.nevsun.com).

As well, a total of 4 kimberlites reported from past work were also relocated. It is notable that the actual locations of these known kimberlites, as documented in the field by

Nevsun are, in several cases, actually 1 to 3 kilometers distant from the locations reported by past operators. This discrepancy indicates that further evaluation of these occurrences may be necessary.

RESULTS PENDING

The 541 kimberlite and loam samples from pits excavated on targets tested to date, have been received by Mineral Services Laboratory Inc. of Vancouver, Canada for further kimberlite indicator mineral and diamond recovery processing. This will provide a geochemical assessment of the diamond potential of various kimberlite bodies and assist in defining priorities for follow up testing. It is expected that this work will take another 1 to 2 months to complete.

Nevsun management is very encouraged by the results reported here. “The early discovery of two new kimberlites is a major achievement and enhances the potential of all other targets in the area,” stated John Clarke, Nevsun’s President. “We believe we may have identified previously unrecognized exploration criteria to make further discoveries of this nature in our exploration area.”

Additional work in the form of geophysical surveys and pitting is warranted for many other targets identified to date on the property. Ultimately, a number of the proven kimberlite occurrences will be drill tested to determine their size and nature and they will be evaluated for diamond content and distribution.

As part of its commitment to the ongoing diamond exploration program at Kéniéba, the Company has engaged a group of experienced consultants, including A. Lee Barker, P. Eng. P. Geol., to oversee its work programs and plan the exploration strategy at Kéniéba. Mr. Barker has a proven record of successful international diamond exploration experience and is a Qualified Person under National Instrument 43-101.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodities markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the diamond potential of further exploration targets. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-22.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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